

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2021

William N. Johnston
Chief Financial Officer
TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.
99 South New York Ave.
Winter Park, Florida 32789

      Re: TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.
          Post Qualification Amendment on Form 1-A
          Filed April 21, 2021
          File No. 024-10945

Dear Mr. Johnston:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Post Qualification Amendment filed April 21, 2021

Description of Business, page 34

1.   Please revise the organizational chart to be a clearer image and legible. Please also update the chart for the December 2020 transaction and ownership of the Tuscan Communities.

Principal Shareholders, page 55

2.   Please revise to identify the natural persons with voting and dispositive power over the common shares, and identify the "various" holders of the non-voting preferred. In this regard, we note references in the merger agreement to "dissenting shares." Please advise us whether holders had the opportunity to dissent and if so the extent to which there were dissenting holders.

General

3.   We note your responses to comment 1 of our letter dated April 8, 2021 and comment 2 of our letter dated March 25, 2021. We also note the statement on page 51 that you "became the majority, indirect owner of" Tuscan Gardens of Venetia Bay, Tuscan Gardens of Palm Coast, and Tuscan Gardens of Delray Beach. Please revise Management's Discussion and Analysis, Description of Business, and where appropriate to update the impact of the December 2020 agreement with Tuscan Gardens Intermediate Fund and the status of operations of your facilities. In this regard,

- It is unclear why you state "yet to commence operations" or "still in lease-up" when it appears based on your website and disclosure that each of the Tuscan Communities has been in operation for several years;
- With respect to the transaction with Tuscan Gardens Intermediate Fund, revise to identify the specific assets and total percentage ownership interest acquired as well as the extent and nature of the fund's operations, including revenues, expenses and asset makeup (e.g. real property, loans secured by real property, etc)
- Quantify the total debt the Tuscan Communities are responsible for and how much of that debt you incur as a result of the December 2020 transaction;
- Clarify the current interest and other terms and repayment status of the loans and "financing arrangements" associated with the Revenue Bonds identified on pages 37 and 38, including the "certain financing arrangements" for Venetia Bay that are in default;
- Advise us how the December transaction was valued at approximately $9.9 million given disclosure indicating these projects are valued at approximately $149 million.
- It does not appear that Tuscan Gardens of Venetia Bay, Tuscan Gardens of Palm Coast, and Tuscan Gardens of Delray Beach have been consolidated by Tuscan Gardens Senior Living Communities, Inc despite your disclosure that the Company became the majority, indirect owner of these facilities in December 2020. Please explain to us why the facilities have not been consolidated by Tuscan Gardens Senior Living Communities, Inc. Cite any relevant accounting literature in your response.
- Please tell us how you determined it was not necessary to provide audited financial statements of the acquired facilities in accordance with Rule 8-04 or Rule 8-06 of Regulation S-X as applicable.

    Please contact James Lopez at 202-551-3536 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction

cc: Dr. Laurence J. Pino, Esq